	DLA Piper US LLP
	4141 Parklake Avenue, Suite 300
	Raleigh, North Carolina 27612-2350
	www.dlapiper.com

[DLA Piper Logo]	Robert H. Bergdolt
	robert.bergdolt@dlapiper.com
	T	919.786.2002
	F	919.786.2200

June 19, 2007

Via Courier and EDGAR

Michael McTiernan, Special Counsel

Elaine Wolff, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 4561 CF/AD8

Washington, DC  20549

Re:	Behringer Harvard Opportunity REIT II, Inc.
Pre-effective Amendment no. 1 to Registration Statement on Form S-11
Filed on June 19, 2007
File No. 333-140887

(Confidential, For Use of the Commission Only)

Dear Ms. Wolff and Mr. McTiernan:

On behalf of our client, Behringer Harvard Opportunity REIT II, Inc. (the “Company”), a Maryland Corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-effective Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 included revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to the Company dated March 27, 2007 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to indicate the location of changes from the Company’s initial filing on February 26, 2007, together with copies of this response letter as filed with the Commission.  The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 1 as filed on EDGAR.

General

1.               Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

RESPONSE:  Prior to first use, the Company will provide the Staff with supplemental copies of any graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in this preliminary prospectus.  Currently, the Company has not prepared such graphics other than the Company’s logo, which appears on the cover page of the courtesy copies of the prospectus.  We will provide any other materials the Company generates when available.

2.               Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only.  Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5.

RESPONSE:  Pursuant to Item 19 of Industry Guide 5, the Company will provide you with any promotional materials and sales literature, including those materials to be used only by broker-dealers.  Currently, the Company has not yet prepared such materials.  We will provide these materials when they are available.

Cover Page

3.               Please limit the prospectus cover to one page.

RESPONSE:  The Company has had the cover page typeset to ensure that it is limited to one page.

4.               Please remove the name and logo of the dealer manager from the bottom of the cover page as it suggests that the offering is underwritten on a firm-commitment basis.

RESPONSE:  The Company has revised the cover page to remove the name and logo of the dealer manager per the Staff’s request.

Terms of the Offering, page 4

5.               Please disclose, if true, that you may commence a follow-on offering with the same or substantially similar terms following the completion of this offering.

RESPONSE:  We have amended the disclosure to note that the Company could extend the current offering pursuant to Rule 415(a)(5)(ii)(A) and added disclosure that the Company may commence follow-on offerings, although the Company has no present intent to do so.  We have made a similar change in the Plan of Distribution section of the prospectus.

Summary Risk Factors, page 4

6.               Please disclose the risk that potential investors and shareholders will not have access to information regarding the company’s net asset value or per share net asset value.

RESPONSE:  We have revised the risk factor to include a statement the Company does not intend to obtain or provide stockholders with annual appraisals of its properties in the near term.  The Company has enhanced its disclosure to note that it will provide an annual estimated value per share, but that for three years after the Company’s most recent offering the value will be based on the most recent selling price of a share in the Company’s primary offering.  The Company notes that this valuation method may not result in a net asset value per share that accurately reflects the proceeds a stockholder would receive upon liquidation.  Thereafter, or earlier if the board determines, the value will be based upon independent valuations.

Compensation to Our Advisor and Its Affiliates, page 12

7.               Please disclose the potential acquisition and advisory fees and debt financing fees assuming you use debt financing equal to the maximum amount permitted by your policy.

RESPONSE:  We have revised the summary management compensation table to disclose the amount of acquisition and advisory fees and debt financing fees assuming the Company uses 75% leverage, the maximum permitted by the Company’s charter without approval from a majority of the Company’s independent directors.  In addition, we bring to your attention the modification of the paragraph introducing the summary management compensation table to reflect that the table shows the fees payable solely as a result of primary offering shares.  Shares to be sold pursuant to the dividend reinvestment plan do not incur selling commissions, dealer manager fees, or organization and offering cost charges.  The Company expects that most proceeds from the sales of shares pursuant to the dividend reinvestment plan will be used to fund redemptions.  Accordingly, the Company believes that reflecting advisory and acquisition fees, as well as debt financing fees, would be misleading.

Conflicts of Interest, page 9

8.               There appears to be a number of potential advantages to the advisor and its management from pursuing listing rather than liquidation as an exit strategy, including:

•                  Convertibility of convertible stock irrespective of return thresholds

•                  Consideration to be paid in the event the advisor is internalized

•                  Compensation to be paid to internalized management

Please include disclosure regarding the apparent conflict of interest related to the selection of the exit strategy.

RESPONSE:  The Company respectfully submits that the convertible stock will not convert irrespective of return thresholds.  There are effectively three events that trigger conversion:

1.               When a specified return threshold is met – namely, when total distributions equal or exceed the sum of stockholder-invested capital plus an amount necessary to provide stockholders a 10% cumulative, non-compounded annual return;

2.               Upon a listing of the Company’s common stock on a national securities exchange.  However, the convertible stock converts into a number of shares greater than zero only if the company value plus total distributions exceeds the sum of stockholder-invested capital plus an amount necessary to provide stockholders a 10% cumulative, non-compounded annual return.  Thus, if that return threshold is not met, the formula provided for in Section 5.3(iii)(b) of the Company’s charter results in the convertible shares converting into zero shares of common stock.

3.               The termination or expiration without renewal of the advisory agreement, other than a termination by the Company because of a material breach by the advisor.  In this case, the convertible shares become convertible only if the company value plus total distributions exceeds the sum of stockholder-invested capital plus an amount necessary to provide stockholders a 10% cumulative, non-compounded annual return.

The Company has added disclosure regarding the possible conflicts of interest the advisor and its management may face in deciding whether to internalize management functions and seek to list the Company’s common stock or liquidate.  The Company also added a risk factor relating to a possible internalization (in response to Staff comment number 17) and modified the existing risk factor regarding conflicts of interest.

9.               Please revise here and on page 167 to clarify the “issue price” is the price paid for all outstanding shares and the “enterprise value” is the value of the company.

RESPONSE:  The requested revisions have been made.  We clarified on pages 9 and 167 that “issue price” is the price paid for the subject shares.  On page 9, we clarified that “enterprise value” is the value of the company determined in accordance with our charter.  The disclosure on page 167 already referenced the “value of the company” and provided a detailed explanation of how that value is calculated.

Behringer Harvard Affiliates, page 11

10.         Please revise the chart to include percentage ownership in the chart rather than footnotes.

RESPONSE:  We have modified the chart to include percentage ownership for all entities except Behringer Harvard Holdings, LLC and the registrant because of the nature of the ownership interests in those two entities, which we believe would be too difficult to reflect in the chart.  The information in the remaining four footnotes has been incorporated into the chart and the related footnotes deleted.

Share Redemption Program, page 17

11.         Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

RESPONSE:  The Company hereby confirms that it understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption.  We have considered applicable SEC Division of Corporation Finance no action letters.  Further, prior to the commencement of this offering, we intend to submit a Regulation M exemption application for this share redemption plan to the SEC’s Division of Market Regulation.

12.         Please disclose when you intend to request SEC exemptive relief.

RESPONSE:  As noted in response to the previous item, we expect to submit a request for exemptive relief prior to the commencement of the offering to which the prospectus relates.  We have made conforming changes on page 167 under “Share Redemption Program.”

13.         Please disclose when you expect to begin having appraisals performed by an independent third party.

RESPONSE:  We have modified the text to disclose that we expect to begin obtaining independent appraisals of our properties and other assets three full fiscal years after the later of this or any subsequent offering of our shares.

How are you different from your competitors…page 25

14.         Please revise your summary to disclose the nature of assets to be held in TRS’s and that the income from TRS’s will not be counted in determining the taxable income that is required to be distributed.

RESPONSE:  Pursuant to the Staff’s comment, we have modified the text to note the principal activities in which the Company expects to engage through taxable REIT subsidiaries; we have noted that operating through a taxable REIT subsidiary may reduce the amount otherwise available for distribution to stockholders; and we have noted that a TRS’s income will not be part of REIT taxable income, at least 90% of which is required to be distributed to stockholders, unless such income has been distributed as a dividend to the REIT.

15.         We note your statement that you anticipate that any dispositions typically would occur during the period from three to six years after the termination of this offering.  Please revise to disclose that sales of properties held for less than four years may subject you to a 100% penalty tax.

RESPONSE:  The Company does not intend to sell properties when it believes the prohibited transactions tax could apply.  We have modified the disclosure to note that the Company would attempt to avoid imposition of the prohibited transactions tax.  We draw the Staff’s attention to the discussion of this issue in greater detail approximately two pages later under “How will you decide to sell one or more assets?”

Q: Will I be notified of how my investment is doing?...page 30

16.         Please disclose whether information regarding the net asset value of the company will be provided to shareholders.

RESPONSE:  We have noted that the rules of the NASD (Conduct Rule 2710(f)(2)(M)) require the Company to provide to its stockholders annually a per share estimated value of its common stock and have noted that the Company intends to use the public offering price for three full fiscal years after the completion of this or any subsequent public offering.  Thereafter, the value will be based on independent appraisals.

Risk Factors…page 32

17.         Please include a risk factor regarding the potential costs of internalizing the advisor in connection with any listing of the company.

RESPONSE:  We have added a risk factor relating to the possible costs of internalizing our management functions.  The new risk factor appears beginning on page 36 of the courtesy copy provided to the Staff.  We have also amended the risk factor “Behringer Harvard Opportunity Advisors II LP and its affiliates, including all of our executive officers and some of our directors, will face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.” in connection with the Staff’s comment number 8 to note the potential conflict of interest in deciding whether to internalize.  We note the Staff’s stated concern with respect to an internalization transaction in connection with a listing of the company’s shares.  However, we did not limit the revisions referred to above to an internalization in connection with a listing because the company could elect to internalize management functions without necessarily contemplating a listing of its shares.

If we pay distributions from sources…page 35

18.         Please disclose if you intend to make distributions prior to generating sufficient cash flow from operations.

RESPONSE:  We have added disclosure to this risk factor that we may make distributions prior to generating sufficient cash flow from operations.

19.         Please disclose the risk that investors who invest later in the offering may realize a lower rate of return than earlier investors to the extent earlier investors were paid distributions from other than cash flow from operations.

RESPONSE:  We have added a risk factor on page 37 of the courtesy copy provided to the Staff relating to the possibility that investors who invest later in this offering may realize a lower rate of return.

Behringer Harvard Opportunity Advisors II LP and its affiliates…page 37

20.         In the seventh bullet, please disclose that the conversion shares will be issued irrespective of returns to investors.

RESPONSE:  As noted in response to Staff comment number 8, the conversion shares only convert if the specified threshold is achieved.

We may have increased exposure to liabilities from litigation…page 65

21.         Please revise to explain the nature of your involvement in TIC transactions in which you receive fees for providing “accommodation in support of the transaction.”

RESPONSE:  We have explained in the noted risk factor that accommodations include the possibility that the Company could (1) purchase unsold co-tenancy interests; (2) guarantee certain bridge loans associated with the purchase of the property in which tenant-in-common interests are to be sold; and/or (3) provide security for the guarantee of such bridge loans.

We may be subject to certain risks in connection with our arrangements with Behringer Harvard Exchange Entities, page 66

22.         Please revise to describe the nature of the risk in the caption and the narrative.

RESPONSE:  After further consideration, the Company has determined that the risks associated with tenant-in-common transactions are adequately explained in the other risk factors presented.  Accordingly, we have moved the explanation of the nature of the possible involvement in response to the preceding Staff comment and have deleted the remainder of this risk factor that was the subject of this comment.

Certain Conflict Resolution Procedures, page 107

23.         Please include the disclosure required by Item 404(b) of Regulation S-K.

RESPONSE: We respectfully submit that we believe the current disclosure meets the requirements of Item 404(b).  In particular we call your attention to the general disclosure regarding transactions with affiliates appearing on page 112] under the heading “Other Transactions with Affiliates.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 127

24.         Reference is made to your Real Estate critical accounting policy and your disclosure that above-market and below-market leases will be amortized to expense and rental income over an average term of the respective leases.  Tell us what consideration is given to renewal options in determining the appropriate amortization periods for below-market leases.

RESPONSE:  We have revised the Real Estate critical accounting policy on page 130 to address bargain renewal periods, if applicable.

25.         We note that you plan to invest in real estate-related securities and, to the extent that your advisor determines that it is advantageous, you may invest in collateralized mortgage-backed securities and mortgage, bridge or mezzanine loans.  Please disclose as a critical accounting policy how you intend to account for these real estate-related assets including the factors management will consider in determining the fair value of your real estate-related assets.

RESPONSE:  Although the Company may invest in real estate-related securities, collateralized mortgage-backed securities and mortgage, bridge and mezzanine loans, it does not have any current plans to do so.  The Company does not typically include a critical accounting policy in its financial statements prior to making these types of investments.  Once the Company does invest in real estate-related securities, collateralized mortgage-backed securities or mortgage, bridge or mezzanine loans, it will include a critical accounting policy addressing what factors management considers in determining the fair value of such assets.

26.         We note that you are likely to enter into joint ventures, partnerships, tenant-in-common investments or other co-ownership arrangements with third parties as well as affiliated entities.  Please disclose as a critical accounting policy how you will evaluate your investments for potential variable interests pursuant to FIN 46R.  Describe the manner in which you plan to account for future joint venture investments and explain the measurement by which significant influence will be assessed.

RESPONSE:  We have revised the MD&A to include a critical accounting policy regarding how the Company evaluates investments for potential variable interests pursuant to FIN 46R.  The new disclosure appears beginning on page 129 of the courtesy copy provided to the Staff.

Liquidity and Capital Resources, page 129

27.         Please disclose when you intend to start making distributions.

RESPONSE:  We have added disclosure that states that the Company does not have any current plans regarding when distributions will commence.  The new disclosure appears beginning on page 132 of the courtesy copy provided to the Staff.  We have also added disclosure to the related risk factor as noted in our response to Staff comment number 18.

Prior Performance Summary, page 131

28.         Please update your prior performance information.

RESPONSE:  We have updated and revised the presentation format in the “Prior Performance Summary” section to include information through December 31, 2006.

29.         Please revise to disclose the investment objectives that you considered to be “substantially the same” as yours.

RESPONSE:  We have included disclosure regarding how the Company determines which programs have substantially similar investment objectives.  The new disclosure appears beginning on pages 134 and 136 of the courtesy copy provided to the Staff.

Public Programs, page 131

30.         We note that you will target a wide range of property types in the United States and abroad.  In order to better reflect the extent of your sponsor’s prior experience in different property types and regions, please include disclosure regarding the percentage of properties owned by your other public programs based on property type and geographic area.

RESPONSE:  We have included disclosure regarding the percentage of properties owned by each of the other public programs based on property type and have provided information regarding ownership by geographic area.  The new disclosure appears beginning on pages 134 and 136 of the courtesy copy provided to the Staff.

Real Estate Market, page 141

31.         We note that you have included general information on why programs, without identifying the programs, experienced adverse developments.  Please revise to describe with more particularity any major adverse business developments or conditions which were experienced by any prior programs, identifying such programs, and where applicable, provide a cross-reference to the information concerning these developments in Table III of the prior performance tables.

RESPONSE:  We have included disclosure identifying the programs that have experienced adverse business developments and included cross-references to the appropriate prior performance tables.  The additional disclosure appears beginning on page 138 of the courtesy copy provided to the Staff.

Pending Litigation, page 142

32.         Please include more detailed disclosure regarding the extent of the underperformance.

RESPONSE:  We have included additional disclosure regarding this pending litigation and the extent of the underperformance of this program.  The additional disclosure appears beginning on page 138 of the courtesy copy provided to the Staff.

Federal Income Tax Considerations, page 143

33.         Please review your disclosure here and in the risk factor section on page 67 to make clear that your tax counsel has issued an opinion rather than that it will issue an opinion.

RESPONSE:  We have not yet rendered the tax opinion, but we expect to do so prior to the commencement of the offering.  Accordingly, we have modified the disclosure in the prospectus on both pages 69 and 139 to note that the Company expects this firm to render an opinion prior to the commencement of the offering.

Exchange Rights, page 185

34.         Please disclose how the cash value of OP units is determined.  For example, is it based on the offering price, redemption price or some other valuation?

RESPONSE:  We have disclosed the method of determining the cash value pursuant to the Staff’s request.  The new disclosure appears beginning on page 181 of the courtesy copy provided to the Staff.

Financial Statements

Consolidated Balance Sheet

Note 1 – Organization, page F-4

35.         Please revise to disclose the fiscal year-end that you have adopted.

RESPONSE:  We have revised Note 1 to the Financial Statements to indicate the Company’s fiscal year.

Note 2 – Summary of Significant Accounting Policies, page F-5

Organization and Offering Costs, page F-5

36.         Please revise to disclose the amount of organization and offering costs incurred to date.  In that regard, if any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

RESPONSE:  We have revised Note 2 to the Financial Statements to disclose the amount of organization and offering costs incurred as of the date of the Financial Statements.  We have also added Note 6 to the Financial Statements to disclose additional amounts of organization and offering costs incurred since such date.

Prior Performance Tables, page A-1

Table II

37.         Please confirm that the sponsor and its affiliates received no underwriting fees in connection with the offerings of these prior programs.

RESPONSE:  We have revised Table II to include “underwriting fees,” which consist of dealer-manager fees received by an affiliate of the sponsor less any amounts reallowed to participating broker-dealers.

38.         Please include a footnote that discloses the specific fees included in “Other Fees.”

RESPONSE:  We have included Footnote three in Table II to disclose the specific fees included in “Other Fees.”

39.         Footnote one is tied to fees and cash generated from operations.  Please explain how this relates to the footnote reference to the first follow-on offering.

RESPONSE:  We have revised Footnote one (now Footnote two) and included Footnote four in Table II to clarify these amounts.

Table III

40.         Please include a footnote that discloses the specific fees included in “from other” and “Other.”

RESPONSE:  We have included Footnotes three and four in Table III to disclose the specific fees included in “from other” and “Other.”

Table V

41.         Please revise the last column to disclose the excess (deficiency) of property operating cash receipts over cash expenditures.  It appears that the current figures provided reflect the gain/loss on sale which is a calculation of the penultimate column subtracted from the eighth column.  Please consider retaining these totals under a separate column.

RESPONSE:  We have corrected the last column in Table V to disclose the excess (deficiency) of property operating cash receipts over cash expenditures.

Exhibits

42.         Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them.  Please also file any material agreements required to be filed under Item 601 of Item S-K.

RESPONSE:  We will provide the Staff drafts of the legal and tax opinions with Amendment No. 2; we have filed drafts of the form of material agreements available with this filing.

As counsel to the Company, we greatly appreciate the Staff’s assistance in timely processing this filing.  If you should have any questions about this letter or require any further information, please call Brad Lenox at (919) 786-2006 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner

Cc:	Cicely LaMothe, Accounting Branch Chief
Rachel Zablow, Staff Accountant
Gerald J. Reihsen, Behringer Harvard Opportunity REIT II, Inc.